UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 15, 2026

SPACSPHERE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43093	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8795 Folsom Blvd

Sacramento, California 95826

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (916) 806-7146

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant, and one right to receive one-fifth of one Class A ordinary share	SSACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SSAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	SSACW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of an initial business combination	SSACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

As previously described in a current report on Form 8-K filed on June 1, 2026, on May 29, 2026, SPACSphere Acquisition Corp., a Cayman Islands exempted company (“SPACSphere”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among SPACSphere, SPACSphere Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of SPACSphere (“Merger Sub”), and Mobilewalla Holdco, Inc., a Delaware corporation (“Mobilewalla”), pursuant to which SPACSphere will be de-registered in the Cayman Islands and transfer by way of continuation to Delaware and domesticate as a Delaware corporation (the “Domestication”) and Merger Sub will merge with and into Mobilewalla, with Mobilewalla being the surviving company and continuing as a direct, wholly-owned subsidiary of the SPACSphere (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.” In connection with the consummation of the Business Combination, SPACSphere will be renamed “Covariate, Inc.”

Item 1.01 Entry Into A Material Definitive Agreement

Amendment No. 1 to Business Combination Agreement

On October 15, 2026, SPACSphere, Merger Sub, and Mobilewalla entered into Amendment No. 1 to Business Combination Agreement (the “BCA Amendment”). Pursuant to the BCA Amendment, the size of the combined company board would be increased from five (5) directors to seven (7) directors, effective as of the consummation of the Merger (the “Closing”). The board would consist of: (i) two (2) directors designated by Mobilewalla, who are designated in the BCA Amendment as Anindya Datta (who will serve as a “Class III” director) and Boris M. Gutin, neither of whom is required to qualify as independent under applicable SEC or Nasdaq requirements; (ii) one (1) director designated by SPACSphere, who is designated in the BCA Amendment as Bala Padmakumar; and (iii) four (4) independent directors to be designated by Mobilewalla prior to the Closing in compliance with applicable SEC and Nasdaq requirements. The independent directors are George Brody, John Garner and Stephen Markscheid and the fourth independent director will be appointed before the registration statement on Form S-4 in connection with the Business Combination is declared effective by the SEC. Subject to any limitation imposed under applicable laws and Nasdaq listing requirements, the parties agreed to use reasonable best efforts to ensure that the persons designated for election to the combined company board pursuant to the BCA Amendment are nominated and elected as directors of the combined company’s board and, where applicable, are designated to the applicable class, in each case effective as of the Closing.

Except as expressly amended by the BCA Amendment, the Business Combination Agreement remains in full force and effect in accordance with its terms. The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of SPACSphere or Mobilewalla, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information and Where to Find It

In connection with the Business Combination, SPACSphere and Mobilewalla jointly filed with the SEC a Registration Statement, which includes a preliminary prospectus and proxy statement of SPACSphere in connection with the Business Combination, referred to as a proxy statement/prospectus, and after the Registration Statement is declared effective, SPACSphere will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This Form 8-K does not contain all the information that should be considered concerning the Business

Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPACSphere and/or Mobilewalla may file other documents regarding the Business Combination with the SEC, and SPACSphere’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about Mobilewalla, SPACSphere and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of SPACSphere as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the meeting of SPACSphere’s shareholders to be held to approve the Business Combination and such other matters. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

Before making any voting decision, investors and security holders of SPACSphere are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with SPACSphere’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about SPACSphere, Mobilewalla and the Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SPACSphere, Mobilewalla, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPACSphere’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPACSphere’s shareholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in SPACSphere’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. Shareholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Bala Padmakumar, Chief Executive Officer.

Forward-Looking Statements Legend

This Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to SPACSphere and Mobilewalla. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SPACSphere’s securities; (ii) the risk that the Business Combination may not be completed by SPACSphere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPACSphere; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the respective shareholders of SPACSphere and Mobilewalla; (iv) the failure to obtain financing to complete the Business Combination and to support the future working capital needs of Mobilewalla and the combined company; (v) the effect of the announcement or pendency of the Business Combination on Mobilewalla’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans of Mobilewalla and potential difficulties in the retention of Mobilewalla employees as a result of the Business Combination; (vii) the outcome of any legal proceedings that may be instituted against SPACSphere or Mobilewalla related to the Business Combination Agreement and the Business Combination; (viii) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (ix) the ability to maintain the listing of SPACSphere’s securities on Nasdaq; (x) the price of SPACSphere’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Mobilewalla operates, variations in performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and the ability to identify and realize additional opportunities; (xii) the enforceability of Mobilewalla’s intellectual property, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (xiii) the risk that Mobilewalla may never achieve or sustain profitability; (xiv) changes in the competitive and regulated industries in which Mobilewalla operates, variations in operating performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure, and (xv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in SPACSphere’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC at www.sec.gov and other documents filed, or to be filed with the SEC by SPACSphere, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither SPACSphere nor Mobilewalla presently know or that SPACSphere nor Mobilewalla currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the definitive proxy statement to be filed by SPACSphere with the SEC, including those under “Risk Factors” therein, and other documents filed by SPACSphere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SPACSphere and Mobilewalla assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SPACSphere nor Mobilewalla gives any assurance that either SPACSphere or Mobilewalla will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) List of Exhibits.

The Exhibit Index is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

10.1	Amendment No. 1 to Business Combination Agreement, dated as of October 15, 2026, by and among SPACSphere Acquisition Corp., SPACSphere Merger Sub Inc., and Mobilewalla Holdco, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPACSphere Acquisition Corp.

Date: October 15, 2026	By:	/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Chief Executive Officer

Exhibit 10.1

AMENDMENT NO. 1 TO

BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 to Business Combination Agreement (this “Amendment”) is made and entered into as of October 15, 2026, by and among SPACSphere Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), SPACSphere Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), and Mobilewalla Holdco, Inc., a Delaware corporation (the “Company”). Acquiror, Merger Sub and the Company are referred to herein collectively as the “Parties” and each, individually, as a “Party”. Capitalized terms used but not otherwise defined in this Amendment have the respective meanings given to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Parties are parties to that certain Business Combination Agreement, dated as of May 29, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Acquiror will domesticate as a Delaware corporation and Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned Subsidiary of Acquiror;

WHEREAS, Section 2.05(a) of the Business Combination Agreement, as originally executed, provides that, effective as of the Closing, the Acquiror Board shall consist of five (5) directors, divided into three classes, comprising one director designated by the Company (designated therein as Anindya Datta), one director designated by Acquiror (designated therein as Bala Padmakumar), and three Independent Directors designated by the Company;

WHEREAS, the Parties have determined that it is in the best interests of the Parties and their respective securityholders to increase the size of the Acquiror Board, effective as of the Closing, from five (5) directors to seven (7) directors, and to allocate the right to designate the additional directors as set forth herein;

WHEREAS, the Parties intend that, as so amended, the Company shall have the right to designate two (2) directors who are not required to qualify as independent under applicable SEC or Nasdaq requirements, that Acquiror shall continue to have the right to designate one (1) director, and that the Company shall have the right to designate four (4) Independent Directors;

WHEREAS, the Parties further desire to conform the closing conditions set forth in Section 8.02(h) and Section 8.03(d) of the Business Combination Agreement, which cross-reference Section 2.05 in identifying the directors who are not required to deliver written resignations effective as of the Closing Date, to the seven-member Acquiror Board contemplated by this Amendment; and

WHEREAS, Section 9.04 of the Business Combination Agreement provides that the Business Combination Agreement may be amended in whole or in part in writing by the Parties at any time prior to the Effective Time, and may not be amended except by an instrument in writing signed by each of the Parties.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Amendment to Section 2.05(a). Section 2.05(a) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Each of the parties hereto shall take reasonable action and make recommendations to their respective stockholders that, effective as of the Closing, the Acquiror Board shall consist of seven (7) directors, divided into three classes, consisting of: (i) two (2) directors to be designated by the Company prior to the Closing, who are hereby designated as Anindya Datta (who shall be designated as a “Class III” director, as defined in the draft Acquiror Charter shared among the parties’ counsel prior to the date hereof) and Boris M. Gutin, and neither of whom shall be required to qualify as independent under applicable SEC or Nasdaq requirements; (ii) one (1) director to be designated by the Acquiror prior to the Closing, who is hereby designated as Bala Padmakumar; and (iii) four (4) independent directors (the “Independent Directors”) to be designated by the Company prior to the Closing in compliance with applicable SEC and Nasdaq requirements. Subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, the parties shall use reasonable best efforts to ensure that the Persons designated for election to the Acquiror Board pursuant to this Section 2.05(a) are nominated and elected as directors of the Acquiror Board and, where applicable, are designated to the above-referenced class, in each case effective as of the Closing, and the identities of such individuals shall be made publicly available prior to the date on which the Registration Statement is filed with the SEC in definitive form.”

2. Amendment to Section 8.02(h). Section 8.02(h) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(h) Resignation. Other than those persons identified as continuing directors pursuant to Section 2.05(a), all members of the Company Board and the Board of Directors of the Company Subsidiaries shall have executed written resignations effective as of the Closing Date.”

3. Amendment to Section 8.03(d). Section 8.03(d) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(d) Resignation. Other than those persons identified as continuing directors pursuant to Section 2.05(a), all members of the Acquiror Board shall have executed written resignations effective as of the Closing Date. For the avoidance of doubt, and notwithstanding the increase in the size of the Acquiror Board to seven (7) directors effective as of the Closing, the only member of the Acquiror Board serving immediately prior to the Closing who is identified as a continuing director pursuant to Section 2.05(a) is Bala Padmakumar, and each other member of the Acquiror Board serving immediately prior to the Closing shall have executed a written resignation effective as of the Closing Date.”

4. Acknowledgment Regarding Designations and Independence. The Parties acknowledge and agree that (a) each of the two (2) directors designated by the Company pursuant to clause (i) of Section 2.05(a), as amended hereby, has been designated and identified as of the date of this Amendment and is not required to satisfy the independence requirements of the SEC or Nasdaq; (b) the four (4) Independent Directors designated by the Company pursuant to clause (iii) of Section 2.05(a), as amended hereby, must satisfy such independence requirements as of the Closing; and (c) the identities of all seven (7) directors designated pursuant to Section 2.05(a), as amended hereby, shall be made publicly available prior to the date on which the Registration Statement is filed with the SEC in definitive form, in accordance with Section 2.05(a).

5. No Other Amendments; Ratification. Except as expressly amended by this Amendment, the Business Combination Agreement remains in full force and effect in accordance with its terms and is hereby ratified and confirmed in all respects. This Amendment does not constitute a waiver of, or consent to any departure from, any other provision of the Business Combination Agreement, and does not amend, modify or waive any Ancillary Agreement.

6. References. On and after the date of this Amendment, each reference in the Business Combination Agreement to “this Agreement,” “hereof,” “herein,” “hereunder” or words of like import, and each reference to the Business Combination Agreement in any Ancillary Agreement or other document, means and is a reference to the Business Combination Agreement as amended by this Amendment.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflict of law rule or principle that would result in the application of any laws other than the laws of the State of Delaware.

8. Incorporation by Reference. The provisions of Article X of the Business Combination Agreement, including those relating to notices, severability, assignment, parties in interest, jurisdiction, waiver of jury trial, headings and specific performance, are incorporated into this Amendment by reference and apply to this Amendment mutatis mutandis as if set forth herein in full.

9. Counterparts; Electronic Signatures. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signatures delivered by facsimile, electronic mail in portable document format (.pdf) or any other electronic transmission shall be deemed original signatures for all purposes.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.

ACQUIROR:

SPACSPHERE ACQUISITION CORP.

/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Chief Executive Officer

MERGER SUB:

SPACSPHERE MERGER SUB INC.

/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Chief Executive Officer

COMPANY:

MOBILEWALLA HOLDCO, INC.

/s/ Dr. Anindya Datta
Name:	Dr. Anindya Datta
Title:	Founder, Chief Executive Officer & Chairman

[Signature Page to Amendment No. 1 to Business Combination Agreement]